

Mail Stop 7010

April 7, 2006

<u>via U.S. mail and facsimile</u>

Frederico Sada Gonzàlez
President and Chief Executive Officer
Vitro, S.A. de C.V.
Ave. Ricardo Margàin Zozaya 400
Col. Valle del Capestre
San Pedro Garza García, Nuevo León, 66265 México

> **Re: Vitro, S.A. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed July 1, 2005**
> **File No. 1-10905**

Dear Mr. Gonzàlez:

    We have reviewed your response letters dated March 10, 2006 and March 24, 2006 and have the following additional comments. Where indicated, we think you should revise your document or revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

General – Restatements

1. Please file your amended December 31, 2004 Form 20-F that includes your restated US GAAP financial statements. Please ensure you address each of the points outlined in comment 2 from our letter dated January 25, 2006.

2. Basis of presentation and principles of consolidation, page F-9

b) Consolidated subsidiaries

2. We note your responses to comment 2 in our letter dated March 3, 2006, and
    comments issued during our conference call on March 20, 2006 with regards to your
    consolidation of Comegua in your Mexican GAAP financial statements. Specifically,
    we note that Comegua's Board of Directors is required to approve:
    - the annual and semi-annual operating plans;
    - the establishment of employee compensation based on the annual plan; and
    - any expansion and allocation of capital investments.
    We further note that you do not control Comegua's Board of Directors. As such, it is
    unclear to us how you determined the consolidation of Comegua is in accordance
    with Mexican Bulletin B-8.

    However, given that
    - you have agreed to restate your consolidated financial statements in accordance
      with US GAAP to account for Comegua under the equity method of accounting;
    - you will provide a detailed discussion of the material variations between the
      accounting for Comegua in accordance with Mexican GAAP and US GAAP;
    - Comegua represents 4% of consolidated sales, 3-4% of consolidated operating
      income, and 7% of consolidated assets for fiscal year 2004; and
    - the level of judgment required to interpret Mexican Bulletin B-8,
    we have no further comment at this time. We do urge you to review the guidance in
    Mexican Bulletin B-8 and consider whether presentation of Comegua as an equity
    method investee in your Mexican GAAP consolidated financial statements may be
    appropriate. Please note that we will continue to monitor this issue and may have
    comments on this area in the future.

17. Income tax, asset tax and workers' profit sharing, page F-27

3. In your response l2 in your letter dated March 2, 2006 and your response 6 in your
    letter dated March 10, 2006, we note that the Ps. 231 million of asset tax
    carryforwards expire in fiscal year 2008. We further note that you may not utilize
    these carryforwards until you have fully utilized your tax loss carryforwards. As
    noted from the table included in your response 12 in your letter dated March 2, 2006,
    your tax loss carryforwards are not projected to be fully utilized until fiscal year
    2008, which is the year in which your asset tax carryforwards expire. Due to the
    potential uncertainty surrounding the utilization of the asset tax carryforwards, please
    revise your critical accounting estimates section of Item 5. Operating and Financial
    Review Prospectus in your amended Form 20-F for the fiscal year ended December
    31, 2004 to disclose these uncertainties and the potential impact to the financial
    statements if your tax planning strategies do not result in the utilization of the asset

tax carryforwards of Ps. 231 million. In this regard, please specifically discuss that (1) your asset tax carryforwards cannot be used until you have fully utilized your tax loss carryforwards, (2) you do not expect to fully utilize your tax loss carryforwards prior to 2008, (3) your asset tax carryforwards expire in 2008, and (4) the estimated amount of headroom you have in 2008 to realize the asset tax carryforwards, should some of your tax planning strategies generate less income than expected to realize the tax loss carryforwards. Refer to Item 5.D. of Form 20-F and Section 501.14 of Financial Reporting Codification for guidance.

4. Based on your response dated March 24, 2006, and our conference call on March 28, 2006, it appears that you believe, for purposes of US GAAP, that the realization of the Ps. 200 million deferred tax asset associated with your asset tax carryforwards to be more likely than not until its expiration in 2004. We also understand that you propose to write-off this Ps. 200 million deferred tax asset in 2004 (1) due to the expiration of the asset tax carryforward and (2) because the likelihood of your receiving cash from the Mexican Tax Authority does not meet the criteria for recognition of a contingent asset under US GAAP. However, your basis for not recognizing a full valuation allowance on deferred tax asset in prior periods, specifically 2002 and 2003, remains unclear.

We understand that asset taxes are only recoverable to the extent that you have generated sufficient taxable income and have already utilized your net operating loss carryforwards. Given the following:
- the magnitude of your net operating loss carryforwards at December 31, 2001, 2002, and 2003;
- your pre-tax losses in 2002 and 2003, which would limit your ability to reasonably project future taxable income and indicate a need for a valuation allowance;
- your tax planning strategies, which demonstrate that you would not be able to fully utilize your net operating loss carryforwards until well after the expiration of the asset tax carryforward in 2004,

it would appear that the deferred tax asset of Ps. 200 million required a full valuation allowance, prior to 2004. Accordingly, we would expect your amended Form 20-F to include the recognition of a full valuation allowance in beginning retained earnings on January 1, 2002, under US GAAP. Your amended Form 20-F should also include:
- disclosures regarding this correction to beginning retained earnings, including the nature of the issue, amounts as reported, and amounts as restated.

- comprehensive discussion of the difference between US GAAP and Mexican GAAP, including detailed disclosure of your basis for continuing to believe that recoverability of the Ps. 200 million meets the definition of "highly probable" under Mexican GAAP. In this regard, please specifically discuss the decisions by the Mexican Tax Authority in 1999 and the Mexican Supreme Court in February, June and July of 2005, and why, despite the decisions in 2005, you believe that recoverability of the Ps. 200 million meets the definition of "highly probably" under Mexican GAAP.

18. Business dispositions, page F-29

5. We note your responses to comments 8 and 9 in our letter dated March 3, 2006 and comments issued during our conference call on March 20, 2006 with regards to your presentation of the dispositions of Vitro OCF, Ampolletas, Bosco and Quimica M. The basis for your determination that these dispositions are not significant for the purposes of qualifying for discontinued operations classification in accordance with Mexican Bulletin C-15 remains unclear. Specifically, we note:
   - Vitro OCF's operating income is 9.2% and 6.9% of fiscal years 2003 and 2002 consolidated operating income, respectively; and
   - Classification of Vitro OCF as a discontinued operation would have resulted in you recognizing a loss before income tax and workers' profit sharing for fiscal year 2004 without consideration of the Ps. 407 million gain recognized in other expenses, net.

   We do acknowledge that determining materiality requires a significant level of management judgment and that the financial statements are your responsibility. We further note from your translation of paragraph 21 of Mexican Bulletin A-6, "Materiality" that transactions representing 5% to 10% may be considered significant. While Vitro OCF does represent 9.2% of your consolidated operating income for fiscal year 2003, we expect management thoroughly evaluated all material and relevant qualitative factors, as well, in determining that Vitro OCF did not meet the materiality requirements of Mexican Bulleting C-15 for discontinued operations classification. Furthermore, we note that you are going to restate your consolidated financial statements in your Form 20-F for the fiscal year ended December 31, 2004 to present these business disposals as discontinued operations under US GAAP. In addition, your audited footnotes will contain a detailed discussion as to why you believe Mexican GAAP varies from US GAAP for these business dispositions.

   We do urge you to continue to review the guidance in Mexican Bulletins A-6 and C-15 based on the facts and circumstances of each business disposal and consider whether a discontinued operations presentation may be appropriate. Please note that we will continue to monitor this issue and may have comments on this area in the future.

Form 6-K filed October 26, 2005

6. We note that you intend to present Vitrocrisa as a discontinued operation in your consolidated financial statements for the fiscal year ended December 31, 2005 for US GAAP purposes. We further note that the final sale of Vitrocrisa to Libbey Inc. is required to be approved by your shareholders during the next meeting to be held during fiscal year 2006. As such, Vitrocrisa does not qualify for discontinued operations presentation as of December 31, 2005 in accordance with paragraph 30 of SFAS 144. Please confirm that you will not present Vitrocrisa as a discontinued operation in your US GAAP fiscal year ended December 31, 2005 financial statements.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief